UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. ________)*

                    Krause's Furniture, Inc.
- -----------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $.001 par value
- -----------------------------------------------------------------
                   (Title Class of Securities)

                           000500760202
               ----------------------------------
                         (CUSIP Number)

                      Nancy E. Barton, Esq.
              General Electric Capital Corporation
                       260 Long Ridge Road
                   Stamford, Connecticut 06927
                         (203) 357-4000
- -----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         August 26, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.


                          SCHEDULE 13D
CUSIP No. 000500760202
          ----------

1   NAME OF REPORTING PERSON
    General Electric Capital Corporation
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    (I.R.S. # 13-1500700)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
    See Items 4 and 5 for a description of certain              (b) [ ]
    agreements relating to shares of Common Stock of Krause's Furniture, Inc.

3   SEC USE ONLY


4   SOURCE OF FUNDS*
    Not Applicable

5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES         6,400,000
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
                  6,679,086
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING
                  6,400,000
   PERSON     10  SHARED DISPOSITIVE POWER
    WITH          0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    13,079,086 (includes 6,679,086 shares as to which the Reporting Person has shared voting power and no dispositive power)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    69.9% (consisting of 34.2% as to which the Reporting Person has sole voting and dispositive power and 35.7% as to which the Reporting Person has shared voting power)

14  TYPE OF REPORTING PERSON*
    CO


                          SCHEDULE 13D
CUSIP No. 0005007601
          ----------

1   NAME OF REPORTING PERSON
    General Electric Capital Services, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    (I.R.S. #06-1109503)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                (b) [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS*
    Not Applicable

5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

              7   SOLE VOTING POWER
 NUMBER OF        Disclaimed.  See 11 below.
   SHARES
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY        0

    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING        Disclaimed.  See 11 below.

   PERSON     10  SHARED DISPOSITIVE POWER
    WITH          0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Not Applicable.  See 11 above.

14  TYPE OF REPORTING PERSON*
    CO


                          SCHEDULE 13D
CUSIP No. 000500760202
          ----------

1   NAME OF REPORTING PERSON
    General Electric Company
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    (I.R.S. # 14-0689340)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                (b) [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS*
    Not Applicable

5   CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

             7  SOLE VOTING POWER
 NUMBER OF      Disclaimed.  See 11 below.
  SHARES
BENEFICIALLY 8  SHARED VOTING POWER
 OWNED BY       0

   EACH      9  SOLE DISPOSITIVE POWER
 REPORTING      Disclaimed.  See 11 below.

  PERSON    10  SHARED DISPOSITIVE POWER
   WITH         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Beneficial ownership of all shares is disclaimed by General Electric Company

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Not Applicable.  See 11 above.

14  TYPE OF REPORTING PERSON*
    CO


ITEM 1. SECURITY AND ISSUER

  The title of the class of equity securities to which this
Schedule 13D (the "Schedule 13D) relates is the Common Stock, $.001 par value per share (the "Common Stock"), of Krause's Furniture, Inc. (the "Company"). The address of the principal executive offices of the Company is 200 North Berry Street, Brea, California 92621-3903.

ITEM 2. IDENTITY AND BACKGROUND

  (a), (b), (c) This statement is filed by General Electric Capital Corporation, a New York corporation ("GECC"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and General Electric Company, a New York corporation ("GE"). GECC, GECS and GE are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

  GECC is a New York corporation and a wholly-owned subsidiary of GECS and GECS is a wholly-owned subsidiary of GE. GECC, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

  GECS (formerly known as General Electric Financial Services, Inc.) is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a party to this filing solely because GECC is a wholly-owned subsidiary of GECS.

  GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut. GE engages in providing a wide variety of industrial, commercial and consumer products and services. GE is a party to this filing solely because GECC is an indirect wholly-owned subsidiary of GE.

  For information with respect to the identity and background of: (i) each director and executive officer of GECC, see
Schedule I attached hereto; (ii) each director and executive officer of GECS, see Schedule II attached hereto; and (iii) each director and executive officer of GE, see Schedule III attached hereto.

  This statement is being filed while GECC, GECS and GE are in the process of verifying information required herein from their respective directors and executive officers. If GECC, GECS or GE obtains information which would cause a change in the information contained herein, an amendment to this statement will be filed setting forth such change in information.

  (d), (e)  During the last five years, except as disclosed on
Schedule IV, neither any Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through III has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 2(F)

  To the best knowledge of the applicable Reporting Person, all persons identified in Schedules I through III are United States citizens, except that: Paolo Fresco, Vice Chairman of the Board and an executive officer of GE and a director of GECC and GECS, is an Italian citizen; Claudio X. Gonzalez, a director of GE, is a Mexican citizen; Kaj Ahlmann, an executive officer and a director of GECS is a Danish citizen; and Nigel Andrews, an executive officer of GECS and a director of GECS and GECC, is a UK citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  On August 26, 1996 the Company and GECC entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") providing for the purchase on that date by GECC of
(i) the Company's 10% Subordinated Pay-in-Kind Promissory Notes due August 31, 2001 (the "Notes") in the aggregate principal amount of $5,000,000, together with a Warrant (the "Warrant"), exercisable at any time or from time to time to and including August 31, 2006, to purchase 1,400,000 shares of Common Stock at an exercise price of $.001 per share, for an aggregate purchase price of $5,000,000 and (ii) 5,000,000 shares of Common Stock (collectively with the Notes and the Warrant, the "Securities") for an aggregate purchase price of $5,000,000. A copy of the Securities Purchase Agreement is attached hereto as Exhibit 1. The funds used to purchase the Securities were obtained by GECC from working capital.

ITEM 4. PURPOSE OF TRANSACTION

  (a-j) On August 26, 1996, GECC acquired the Securities pursuant to the Securities Purchase Agreement. Concurrently with the purchase of the Securities by GECC, (i) Philip M. Hawley and Dr. Philip M. Hawley, Jr. (collectively, the "Hawleys") and Alison Booth Hawley Trust I, Caitlin Hale Hawley Trust I, Maureen Erin Hawley Trust I, Shannon Follen Hawley Trust I and Hawley Family Trust (collectively, the "Hawley Trusts" and, together with the Hawleys, "Hawley Group") purchased from the Company 1,000,000 shares of Common Stock for an aggregate purchase price of $1,050,000, (ii) certain other investors, including ATCO Holdings, Ltd., Issaac Robert Souede, Jean R. Perrette, United Gulf Bank (B.S.C.) E.C., ATCO Development, Inc., Helopolis Inc. Peter L. Rhulen, T. Michael Wallace, Carlton Securities N.V., G2 Investment Partners, Sidney Kimmel, Zaxis Partners, L.P., Hurly & Co., Sanford J. Colen, Pollat, Evans & Co. Inc., C. Redington Barrett, III, Quadra Appreciation Fund, Inc., Peter W. Branagh & Raymond Y. branagh (TTEES for the Branagh) Revocable Trust), Permal Noscal, Ltd., Fairmont Services Ltd., V.C. Emmanuel Bagdjian and Gary Gladstein, purchased from the Company 3,000,000 shares of Common Stock for an aggregate purchase price of $3,000,000, (iii) Edson Investments, Inc., Isaac R. Souede, The Vulture Fund, Ltd., Thomas M. DeLitto, Robert G. Sharpe, ATCO Development, Inc., Jean R. Perrette and Permal Capital Management, Inc. exchanged an aggregate of $2,950,000 principal amount of promissory notes of the Company, together with accrued and unpaid interest, for $3,066,251 shares of Common Stock,
(iv) holders of 111,653 shares of Series A Preferred Stock of the Company converted such shares into Common Stock at the conversion ratio of 10 shares of Common Stock for each share of Series A Preferred Stock and (v) Philip M. Hawley entered into an employment agreement with the Company, pursuant to which, among other things, Mr. Hawley (a) will serve as Chairman of the Board and Chief Executive Officer of the Company and (b) received options to purchase an aggregate of 1,234,000 shares of Common Stock at an exercise price of $1.00 per share.

  GECC has acquired the shares of Common Stock (includes shares issuable upon exercise of the Warrant) beneficially owned by it as an investment and in the ordinary course of business. GECC intends to review on a continuing basis its investment in the Company, including the Company's business, financial condition and operating results and general market and industry conditions and, based upon such review, may (i) exercise the Warrant in whole or in part, or (ii) dispose of shares of Common Stock or the Warrant, in whole or in part, in the open market, in privately negotiated transactions or otherwise.

  On August 26, 1996, the Company, GECC, Hawley Group and certain other investors, including Permal Capital Management, Inc., Permal Services, Inc., Permal Capital Partners, L.P., Permal Asset Management, Permal Special Opportunities, Ltd., Edson Investments, Inc., Jean R. Perrette, Isaac R. Souede, Thomas M. DeLitto, Thomas M. & Donna S. DeLitto, United Gulf Bank (B.S.C.) E.C., Kuwait Investment Projects, ATCO Holdings Ltd. and ATCO Development Inc. (collectively, "Permal Group" and together with the Company, GECC and Hawley Group, the "Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement provides that, subject to certain default rights of GECC described below, the Board of Directors of the Company (the "Board") will consist of six members, of whom one will be designated by GECC (such person so designated, and any successor thereto, the "GECC Designee"); one will be designated by Permal Group (such person so designated, and any successor thereto, the "Permal Designee"); one will be Philip M. Hawley; and three will be selected by the vote of the GECC Designee, the Permal Designee and Philip M. Hawley (the "Joint Designees"). At each meeting of the stockholders of the Company held for the purpose of electing directors, the Stockholders (other than the Hawley Trusts) have agreed to take such action as is necessary to cause the GECC Designee, the Permal Designee, Philip M. Hawley and the Joint Designees (or any successor to any such person designated in accordance with the Stockholders Agreement) to be elected as directors (including, in the case of GECC and Permal Group, causing their respective designees on the Board to nominate, and recommend to the stockholders of the Company the election of, the GECC Designee, the Permal Designee, Philip M. Hawley and the Joint Designees to the Board and opposing, and causing their respective designees on the Board to oppose, any proposal to remove the GECC Designee, the Permal Designee, Philip M. Hawley or any Joint Designee at each meeting of the stockholders of the Company at which the election or removal of members of the Board is on the agenda), and to take no action which would diminish the prospects of the GECC Designee, the Permal Designee, Philip M. Hawley or any Joint Designee being elected to the Board or increase the prospects of any GECC Designee, Permal Designee, Hawley or any Joint Designee being removed from the Board.

  Pursuant to the Stockholders Agreement, each of the GECC Designee and Permal Designee will hold office until his death, resignation or removal or until his successor has been duly elected and qualified. If any GECC Designee ceases to serve as a director of the Company for any reason, the vacancy resulting thereby will be filled by another person designated by GECC. If any Permal Designee ceases to serve as a director of the Company for any reason, the vacancy resulting thereby will be filled by another person designated by Permal Group. If Philip M. Hawley ceases to serve as a director of the Company, GECC and Permal Group have agreed to cause their respective designees on the Board and the Joint Designees to take all necessary action to elect a successor to Philip M. Hawley to fill the vacancy resulting thereby. In the event that at any time there exist vacancies on the Board such that there is either no GECC Designee or no Permal Designee, no action may be taken by the Board until such vacancy is filled. No GECC Designee may be removed from office except by GECC and no Permal Designee may be removed from office except by Permal Group. GECC has the right to remove any GECC Designee, and Permal Group has the right to remove any Permal Designee, with or without cause, at any time.

  Subject to the approval rights of GECC described below, the quorum required for action to be taken by the Board (other than an adjournment of any meeting of the Board) will be the GECC
Designee, the Permal Designee and Philip M. Hawley.

  Under the Stockholders Agreement, each Stockholder (other than the Hawley Trusts) has agreed to vote all of its voting shares and to take all other necessary or desirable actions within its control, and the Company has agreed to take all necessary and desirable actions within its control, to effectuate the foregoing provisions.

  The right of each of GECC and Permal Group to designate directors pursuant to the Stockholders Agreement will continue only for so long as GECC and its Affiliates or Permal Group, as the case may be, beneficially owns at least 2,000,000 shares of Common Stock.

  In addition to its rights under the Stockholders Agreement, upon the occurrence of any Event of Default (as defined in the Securities Purchase Agreement) under the Notes, then, and in each such case, the Board is required to take all necessary action to increase or decrease the size of the Board and to appoint to the Board a number of additional members (the "Additional Members") designated by GECC that, when added to any directors then in office designated solely by GECC, will result in directors designated by GECC constituting a majority of the entire Board. The holders of 66 2/3% in outstanding principal amount of the Notes will be entitled to designate the Additional Members of the Board of Directors, and, for so long as such Event of Default continues, at each subsequent annual meeting the holders of 66 2/3% in outstanding principal amount of the Notes will be entitled to propose (and the Board will be required to nominate and recommend) persons reasonably acceptable to the Board as the Additional Members of the Board. In the event of any vacancy arising by reason of the resignation, death, removal or inability to serve of any Additional Member, GECC will be entitled to designate a successor to fill such vacancy for the remaining term of such director. At such times as such Event of Default shall have been cured or waived, the rights of the holders of Notes to elect directors will terminate (and the holders of the Notes will be required to cause such Additional Directors to resign from the Board), subject to revesting in the event of each and every subsequent event of the character indicated above.

  In addition, under the Stockholders Agreement, each Stockholder which is included in the Permal Group has agreed that, at each meeting of stockholders and in each action by written consent in lieu of a meeting, such Stockholder will vote (or act by consent with respect to) all voting shares over which such Stockholder has voting authority in the same manner that the voting shares held by GECC are voted with respect to each matter subject to the vote or consent of Stockholders of the Company. Upon the request of GECC, each such Stockholder has agreed to execute an irrevocable proxy authorizing designees of GECC to vote all voting shares over which such Stockholder has voting authority in the foregoing manner.

  Pursuant to the Stockholders Agreement, for so long as GECC is entitled to designate a GECC Designee to serve on the Board, the approval of the GECC Designee will be required for the taking of certain actions by the Company or its subsidiaries (except to the extent any such action is specifically authorized under the Stockholders Agreement, the Securities Purchase Agreement, the Registration Rights Agreement described below or an annual business plan previously approved by the GECC Designee), including: (a) a merger with or into or consolidation with any other person; (b) a voluntary liquidation, dissolution or winding up or filing of any voluntary petition in bankruptcy;
(c) acquiring all or any substantial portion of the business or assets of any person; (d) entering into any joint venture or partnership or making any debt or equity investment in any person; (e) expanding into new lines of business; (f) assigning to any other person any rights of the Company under the Stockholders Agreement, the Registration Rights Agreement or the Securities Purchase Agreement; (g) any sale, lease or exchange of assets of the Company and/or any subsidiary, except for sales of inventory in the ordinary course of business and subleasing of vacant retail space on arm's-length terms; (h) creating, incurring, assuming or suffering to exist any indebtedness other than indebtedness under the Loan and Security Agreement dated as of January 20, 1995 between the Company and Congress Financial Corporation (Western), as amended, and other indebtedness not to exceed in the aggregate $100,000 at any time outstanding;
(i) mortgaging, encumbering, creating, incurring or suffering to exist, liens on its assets (other than liens on assets under indebtedness outstanding as of the date hereof and certain other liens); (j) paying any dividends, or making any distribution on, any shares of its capital stock or redeeming, repurchasing any outstanding shares of its capital stock or any other of its outstanding securities or indebtedness (except for indebtedness (other than indebtedness to any Related Party (as defined in the Stockholders Agreement), excluding indebtedness for expenses incurred in the ordinary course of business on behalf of the Company and its subsidiaries) to the extent it becomes due in accordance with its terms); (k) making or committing to make during any calendar year any capital expenditure or capital expenditures in an amount in excess of $50,000; (l) issuing or selling any shares of capital stock or rights, options, warrants or other securities exercisable for, exchangeable for or convertible into shares of capital stock of the Company or any of its subsidiaries, other than upon the exercise of options or warrants outstanding on the date of the Stockholders Agreement or previously approved by the GECC Designee, or granting, amending or terminating any stock appreciation right or other stock-based award; (m) entering into, adopting, amending or terminating any employment or consulting agreement, or hiring or retaining any person who will report directly to the Chief Executive Officer or to whom the Company will pay total compensation in excess of $110,000 per year, or entering into, adopting, amending or terminating any employee benefit plan, policy or arrangement, except as required by law or generally accepted accounting principles; (n) amending its Certificate of Incorporation or By-laws or adopting, amending, redeeming or terminating any shareholder rights plan or similar plan or arrangement;
(o) amending, modifying or waiving any provision of the Stockholders Agreement, the Securities Purchase Agreement, the Registration Rights Agreement or the agreements ancillary thereto, or becoming a party to any agreement which by its terms restricts the Company's or any of its subsidiaries', or any Stockholder's, performance of the terms of any of such agreements; (p) registering any securities under the Securities Act or granting any registration rights therefor; (q) entering into, amending or terminating, or waiving any material rights of the Company and its subsidiaries under, any contract, arrangement or transaction involving consideration in excess of $50,000 or which is otherwise material to the Company or any of its subsidiaries; (r) entering into, amending or terminating any contract, arrangement or transaction with a Related Party, other than the payment of salary and benefits pursuant to employment arrangements entered into in the ordinary course of business in compliance with the Stockholders Agreement; (s) entering into, adopting, amending (whether by agreement or by conduct of the business), except as required by law or generally accepted accounting principles, or terminating any annual business plan; or (t) taking any action required by law to be approved by the Board.

  The Stockholders Agreement provides that in the event that any Stockholder intends to sell any Common Stock or Common Stock equivalents other than pursuant to a registered public offering and other than sales on Nasdaq or a national securities exchange of shares which, when aggregated with all other sales by such Stockholder and any other members of the Hawley Group (in the case of any member of the Hawley Group) or the Permal Group (in the case of any member of the Permal Group) from and after the date of the Stockholders Agreement, would represent not more than 1,000,000 shares of Common Stock in the aggregate, each of the other Stockholders (including GECC) is entitled to exercise a right of first offer to acquire its pro rata portion of the shares of Common Stock or Common Stock equivalents to be sold by the selling Stockholders.

  In addition, if any of the Hawley Trusts intends to sell any Common Stock pursuant to certain shelf registration rights granted to the Hawley Trusts, GECC and each of the other Stockholders is entitled (if the Company declines to exercise in whole or in part a right of first offer in favor of the Company) to exercise a right of first offer to acquire its pro rata portion of the shares to be sold by the selling Hawley Trust.

  Under the Stockholders Agreement, if GECC or any member of Permal Group, whether acting alone or in concert with any other Stockholder (collectively, the "Selling Stockholders") pursuant to a common plan, understanding or arrangement, enters into an agreement to sell or otherwise proposes to sell to any person or group (other than pursuant to a registered public offering), in one transaction or a series of related transactions, any Common Stock or Common Stock equivalents, such that immediately following the consummation of such sale, the Selling Stockholders would have sold to such person or group in the aggregate Common Stock or Common Stock equivalents representing in excess of 3,000,000 shares of Common Stock or Common Stock equivalents with respect to sales by the Hawley Trusts, then each of the other Stockholders will have the right to participate in such sale by selling a number of shares of Common Stock equal to such Stockholder's "Proportionate Share", as part of the sale by the Selling Stockholders, on the same terms as those applicable to the sale by the Selling Stockholders. "Proportionate Share" means, with respect to each Stockholder, a number of shares of Common Stock which bears the same ratio to the number of shares of Common Stock beneficially owned by such Stockholder on a fully diluted basis as the number of shares being sold by the Selling Stockholders bears to the number of shares of Common Stock beneficially owned by the Selling Stockholders on a fully diluted basis.

  Pursuant to the Securities Purchase Agreement, GECC also has rights of first offer to acquire its pro rata portion of any debt securities, capital stock or capital stock equivalents which the Company proposes to sell, other than pursuant to a registered public offering.

  Except as set forth above, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any Person identified in Schedule I through III, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a) GECC has sole voting and dispositive power with respect to 6,400,000 shares of Common Stock (including 1,400,000 shares issuable upon exercise of the Warrant), representing approximately 34.2% of the outstanding shares of Common Stock (assuming the exercise of the Warrant). In addition, by reason of the provisions of the Stockholders Agreement pursuant to which the members of Permal Group have agreed to vote their shares of the Company in the same manner as GECC, GECC may be deemed to have shared voting power with respect to an aggregate of 6,679,086 shares of Common Stock, representing approximately 35.7% of the outstanding shares of Common Stock (assuming the exercise of the Warrant).

  In addition, by reason of certain of the provisions of the Stockholders Agreement described in Item 4, GECC may be deemed to constitute a "group," as such term is used in Section 13(d)(3) of the Exchange Act, with Permal Group and the Hawleys. If GECC, Permal Group and the Hawleys were deemed to constitute a group, the 13,661,072 shares of Common Stock beneficially owned by GECC, Permal Group and the Hawleys in the aggregate (which includes the 6,400,000 shares of Common Stock beneficially owned by GECC, an aggregate of 6,679,086 shares of Common Stock held by members of Permal Group, 50,000 shares of Common Stock held by the Hawleys, 308,500 shares of Common Stock issuable upon the exercise of options exercisable within 60 days by Philip M. Hawley and an aggregate of 223,486 shares issuable upon the exercise of warrants and options exercisable within 60 days by members of Permal Group) would represent approximately 71.0% of the shares of Common Stock (assuming the exercise of the Warrant and all options or warrants exercisable within 60 days by members of Permal Group and Philip M. Hawley). GECC understands that the Hawleys and the members of Permal Group are making separate filings on Schedule 13D with respect to the shares of Common Stock beneficially owned by them.

  (b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

  (c) Except as set forth above, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedule I through III, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

  (d)    Not applicable.

  (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

  Under the Registration Rights Agreement attached as Exhibit 4 hereto, GECC (and certain other stockholders of the Company) are entitled to request from the Company the registration under the Securities Act of 1933, as amended, at any time after August 31, 1999 (unless (i) GECC consents to an earlier date or (ii)(a) the offering price (net of underwriters' fees, commissions and discounts) in such registration would provide GECC with a total return on its investment of at least 40% per annum and (b) GECC has the opportunity to include at least 50% of the Common Stock held by it in such registration), of at least 1,000,000 shares of Common Stock, up to a maximum of two such registrations in any 12-month period.

  The full texts of the Securities Purchase Agreement, the Stockholders Agreement, the Warrant and the Registration Rights Agreement are attached hereto as Exhibits 1 through 4 and are incorporated herein by reference.
Except as set forth or incorporated by reference in this Statement, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through III, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1:  Securities Purchase Agreement, dated as of
                 August 26, 1996, between the Company and GECC.

     Exhibit 2:  Stockholders Agreement dated as of August 26,
                 1996 by and among the Company, GECC and certain other stockholders.

     Exhibit 3: Warrant dated as of August 26, 1996, issued by the Company to GECC.

     Exhibit 4:  Registration Rights Agreement, dated as of
                 August 26, 1996, between the Company, GECC and certain other stockholders.

     Exhibit 5:  Joint Filing Agreement, dated as of September 9,
                 1996, by and among GE, GECC and GECS.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  GENERAL ELECTRIC CAPITAL
                                  CORPORATION

September 9, 1996                 By:  /s/ Joan C. Amble
                                      ----------------------
                                      Name:  Joan C. Amble
                                      Title:  Vice President and
                                                Controller

                                  GENERAL ELECTRIC CAPITAL
                                  SERVICES, INC.

                                  By:  /s/ Joan C. Amble
                                       ----------------------
                                        Name:  Joan C. Amble
                                        Title: Vice President and
                                                 Controller

                                  GENERAL ELECTRIC COMPANY

                                  By:  /s/ Paul J. Licursi
                                       ----------------------
                                        Name:  Paul J. Licursi
                                        Title:  Attorney-in-Fact


                                                       Schedule I
              GENERAL ELECTRIC CAPITAL CORPORATION
                DIRECTORS AND EXECUTIVE OFFICERS

                     Present               Present
Name                 Business Address      Principal Occupation
- -----                ----------------      --------------------

Directors
- ---------

Nigel D. T. Andrews  General Electric         Executive Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Electric Capital
                     Stamford, CT 06927       Corporation


Nancy E. Barton      General Electric         Senior Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Counsel and
                     Stamford, CT 06927       Secretary, General
                                              Electric Capital
                                              Corporation


James R. Bunt        General Electric         Vice President and
                     Company                  Treasurer,
                     3135 Easton Turnpike     General Electric
                     Fairfield, CT 06431      Company


Dennis D. Dammerman  General Electric         Senior Vice
                     Company                  President-Finance
                     3135 Easton Turnpike     and Chief Financial
                     Fairfield, CT 06431      Officer, General
                                              Electric Company


Paolo Fresco         General Electric         Vice Chairman and
                     Company                  Executive Officer,
                     3135 Easton Turnpike     General Electric
                     Fairfield, CT 06431      Company


Dale F. Frey         General Electric         Vice President,
                     Investment Corporation   General Electric
                     3003 Summer Street       Company, Chairman
                     Stamford, CT 06904       and President,
                                              General Electric
                                              Investment
                                              Corporation


              GENERAL ELECTRIC CAPITAL CORPORATION
                DIRECTORS AND EXECUTIVE OFFICERS


Benjamin W.          General Electric         Senior Vice
Heineman, Jr.        Company                  President, General
                     3135 Easton Turnpike     Counsel and
                     Fairfield, CT 06431      Secretary, General
                                              Electric Company


Hugh J. Murphy       General Electric Power   Vice President,
                     Generation Sales         General Electric
                     and Services             Power Generation
                     One River Road           Sales and Services
                     Schenectady, NY 12345


Denis J. Nayden      General Electric         President and Chief
                     Capital Corporation      Operating Officer,
                     260 Long Ridge Road      General Electric
                     Stamford, CT 06927       Capital Corporation


Michael A. Neal      General Electric         Executive Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Electric Capital
                     Stamford, CT 06927       Corporation


James A. Parke       General Electric         Senior Vice
                     Capital Corporation      President, Finance,
                     260 Long Ridge Road      General Electric
                     Stamford, CT 06927       Capital Corporation


John M. Samuels      General Electric         Vice President and
                     Company                  Senior Counsel,
                     3135 Easton Turnpike     Corporate Taxes,
                     Fairfield, CT 06431      General Electric
                                              Company


Edward D. Stewart    General Electric         Executive Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Electric Capital
                     Stamford, CT 06927       Corporation

              GENERAL ELECTRIC CAPITAL CORPORATION
                DIRECTORS AND EXECUTIVE OFFICERS


John F. Welch, Jr.   General Electric         Chairman and Chief
                     Company                  Executive Officer,
                     3135 Easton Turnpike     General Electric
                     Fairfield, CT 06431      Company


Gary C. Wendt        General Electric         Chairman and Chief
                     Capital Corporation      Executive Officer,
                     260 Long Ridge Road      General Electric
                     Stamford, CT 06927       Capital Corporation


Officers
- ---------


Gary C. Wendt        General Electric         Chairman and Chief
                     Capital Corporation      Executive Officer
                     260 Long Ridge Road
                     Stamford, CT 06927


Denis J. Nayden      General Electric         President and Chief
                     Capital Corporation      Operating Officer
                     260 Long Ridge Road
                     Stamford, CT 06927


Nigel D. T. Andrews  General Electric         Executive Vice
                     Capital Corporation      President
                     260 Long Ridge Road
                     Stamford, CT 06927


Michael A. Neal      General Electric         Executive Vice
                     Capital Corporation      President
                     260 Long Ridge Road
                     Stamford, CT 06927


Edward D. Stewart    General Electric         Executive Vice
                     Capital Corporation      President
                     260 Long Ridge Road
                     Stamford, CT 06927

              GENERAL ELECTRIC CAPITAL CORPORATION
                DIRECTORS AND EXECUTIVE OFFICERS


Nancy E. Barton      General Electric         Senior Vice
                     Capital Corporation      President, General
                     260 Long Ridge Road      Counsel and
                     Stamford, CT 06927       Secretary


James A. Colica      General Electric         Senior Vice
                     Capital Corporation      President and
                     260 Long Ridge Road      Manager, Risk
                     Stamford, CT 06927       Management and
                                              Credit Policy


Michael D. Fraizer   General Electric         Senior Vice
                     Capital Corporation      President,
                     260 Long Ridge Road      Insurance/Investment
                     Stamford, CT 06927       Products


Robert L. Lewis      General Electric         Senior Vice
                     Capital Corporation      President and
                     1600 Summer Street       General Manager,
                     6th Floor                Global Project &
                     Stamford, CT 06905       Structured Finance


James A. Parke       General Electric         Senior Vice
                     Capital Corporation      President, Finance
                     260 Long Ridge Road
                     Stamford, CT 06927


Lawrence J. Toole    General Electric         Senior Vice
                     Capital Corporation      President, Human
                     260 Long Ridge Road      Resources
                     Stamford, CT 06927


Jeffrey S. Werner    General Electric         Senior Vice
                     Capital Corporation      President,
                     201 High Ridge Road      Corporate Treasury
                     Stamford, CT 06927       and Global Funding
                                              Operation


                                                      Schedule II

             GENERAL ELECTRIC CAPITAL SERVICES, INC.
                DIRECTORS AND EXECUTIVE OFFICERS

                     Present               Present
Name                 Business Address      Principal Occupation
- -----                ----------------      --------------------

Directors
- ---------

Gary C. Wendt        General Electric     Chairman, President
                     Capital Services,    and Chief Executive
                     Inc.                 Officer, General
                     260 Long Ridge       Electric Capital
                     Road                 Services, Inc.
                     Stamford, CT 06927


Kaj Ahlmann          Employers            Executive Vice
                     Reinsurance Corp.    President, General
                     5200 Metcalf         Electric Capital
                     Overland Park, KS    Services, Inc.,
                     66201                President and Chief
                                          Operating Officer,
                                          Employers Reinsurance
                                          Corp.


Nigel D.T. Andrews   General Electric     Executive Vice
                     Capital              President, General
                     Corporation          Electric Capital
                     260 Long Ridge       Corporation
                     Road
                     Stamford, CT 06927


James R. Bunt        General Electric     Vice President and
                     Company              Treasurer, General
                     3135 Easton          Electric Company
                     Turnpike
                     Fairfield, CT
                     06431


Dennis D. Dammerman  General Electric     Senior Vice President-
                     Company              Finance and Chief
                     3135 Easton          Financial Officer,
                     Turnpike             General Electric Company
                     Fairfield, CT
                     06431

             GENERAL ELECTRIC CAPITAL SERVICES, INC.
                DIRECTORS AND EXECUTIVE OFFICERS


Paolo Fresco         General Electric     Vice Chairman and
                     Company              Executive Officer,
                     3135 Easton          General Electric
                     Turnpike             Company
                     Fairfield, CT
                     06431


Dale F. Frey         General Electric     Vice President,
                     Investment           General Electric
                     Corporation          Company, Chairman
                     3003 Summer Street   and President,
                     Stamford, CT 06904   General Electric
                                          Investment
                                          Corporation


Benjamin W.          General Electric     Senior Vice President,
Heineman, Jr.        Company              General
                     3135 Easton          Counsel and Secretary,
                     Turnpike             General Electric
                     Fairfield, CT        Company
                     06431


Hugh J. Murphy       General Electric     Vice President,
                     Power Generation     General Electric Power
                     Sales and Services   Generation Sales and
                     One River Road       Services
                     Schenectady, NY
                     12345


Denis J. Nayden      General Electric     President and Chief
                     Capital              Operating Officer,
                     Corporation          General Electric
                     260 Long Ridge       Capital Corporation
                     Road
                     Stamford, CT 06927

             GENERAL ELECTRIC CAPITAL SERVICES, INC.
                DIRECTORS AND EXECUTIVE OFFICERS


Michael A. Neal      General Electric     Executive Vice
                     Capital              President, General
                     Corporation          Electric Capital
                     260 Long Ridge       Corporation
                     Road
                     Stamford, CT 06927


John M. Samuels      General Electric     Vice President and
                     Company              Senior Counsel,
                     3135 Easton          Corporate Taxes,
                     Turnpike             General Electric
                     Fairfield, CT        Company
                     06431


Edward D. Stewart    General Electric     Executive Vice
                     Capital              President, General
                     Corporation          Electric Capital
                     260 Long Ridge       Corporation
                     Road
                     Stamford, CT 06927


John F. Welch, Jr.   General Electric     Chairman and Chief
                     Company              Executive Officer,
                     3135 Easton          General Electric
                     Turnpike             Company
                     Fairfield, CT
                     06431


Officers
- ----------

Kaj Ahlmann          Employers            Executive Vice
                     Reinsurance Corp.    President, General
                     5200 Metcalf         Electric Capital
                     Overland Park, KS    Services, Inc.,
                     66201                President and Chief
                                          Operating Officer,
                                          Employers Reinsurance
                                          Corp.

             GENERAL ELECTRIC CAPITAL SERVICES, INC.
                DIRECTORS AND EXECUTIVE OFFICERS


Nigel D. T. Andrews  General Electric     Executive Vice
                     Capital              President
                     Corporation          See Schedule 1.
                     260 Long Ridge
                     Road
                     Stamford, CT 06927


Dennis J. Nayden     General Electric     President and Chief
                     Capital              Operating Officer
                     Corporation          See Schedule 1.
                     260 Long Ridge
                     Road
                     Stamford, CT 06927


Michael A. Neal      General Electric     Executive Vice
                     Capital              President
                     Corporation          See Schedule 1.
                     260 Long Ridge
                     Road
                     Stamford, CT 06927


Edward D. Stewart    General Electric     Executive Vice
                     Capital              President
                     Corporation          See Schedule 1.
                     260 Long Ridge
                     Road
                     Stamford, CT 06927


Nancy E. Barton      General Electric     Senior Vice President,
                     Capital              General Counsel and
                     Corporation          Secretary
                     260 Long Ridge       See Schedule 1.
                     Road
                     Stamford, CT 06927

             GENERAL ELECTRIC CAPITAL SERVICES, INC.
                DIRECTORS AND EXECUTIVE OFFICERS


James A. Parke       General Electric     Senior Vice President,
                     Capital              Finance
                     Corporation          See Schedule 1.
                     260 Long Ridge
                     Road
                     Stamford, CT 06927


Lawrence J. Toole    General Electric     Senior Vice President,
                     Capital              Human Resources
                     Corporation          See Schedule 1.
                     260 Long Ridge
                     Road
                     Stamford, CT 06927


Jeffrey S. Werner    General Electric     Senior Vice President,
                     Capital              Corporate Treasury and
                     Corporation          Global Funding
                     201 High Ridge       Operation
                     Road                 See Schedule 1.
                     Stamford, CT 06927


                                                     Schedule III

                    GENERAL ELECTRIC COMPANY
                DIRECTORS AND EXECUTIVE OFFICERS

                     Present               Present
Name                 Business Address      Principal Occupation
- -----                ----------------      --------------------

Directors
- ---------
D.W. Calloway        Pepsico, Inc.         Chairman of the
                     700 Anderson Hill     Board, Pepsico, Inc.
                     Road
                     Purchase, NY 10577

S.S. Cathcart        222 Wisconsin Avenue  Director and Retired
                     Suite 103             Chairman, Illinois
                     Lake Forest, IL       Tool Works
                     60045

D.D. Dammerman       General Electric      Senior Vice
                     Company               President-Finance and
                     3135 Easton Turnpike  Chief Financial Officer,
                     Fairfield, CT 06431   General Electric
                                           Company

P. Fresco            General Electric      Vice Chairman of the
                     Company               Board and Executive
                     (U.S.A.)              Officer, General
                     3 Shortlands,         Electric Company
                     Hammersmith
                     London, W6 SBX,
                     England

C.X. Gonzalez        Kimberly-Clark de     Chairman of the
                     Mexico,               Board and Chief
                       S.A. de C.V.        Executive Officer,
                     Jose Luis Lagrange    Kimberly-Clark de
                     103,                  Mexico, S.A. de C.V.
                     Tercero Piso
                     Colonia Los Morales
                     Mexico, D.F. 11510,
                     Mexico

R.E. Mercer          General Electric      Retired Chairman of
                     Company               the Board and former
                     3135 Easton Turnpike  Director, The
                     Fairfield, CT 06431   Goodyear Tire &
                                           Rubber Company

               GENERAL ELECTRIC COMPANY DIRECTORS
                     AND EXECUTIVE OFFICERS

G.G. Michelson       Federated Department  Member of the Board
                     Stores                of Directors,
                     151 West 34th Street  Federated Department
                     New York, NY 10001    Stores

J.D. Opie            General Electric      Vice Chairman of the
                     Company               Board and Executive
                     3135 Easton Turnpike  Officer, General
                     Fairfield, CT 06431   Electric Company

R.S. Penske          Penske Corporation    Chairman of the Board
                     13400 Outer Drive,    and President, Penske
                     West                  Corporation and
                     Detroit, MI 48239-    Detroit Diesel Corporation
                     4001

B.S. Prelskel        Suite 3125            Former Senior Vice
                     60 East 42nd Street   President, Motion
                     New York, NY 10165    Picture Association
                                           of America

F.H.T. Rhodes        Cornell University    President Emeritus,
                     3104 Snee Building    Cornell University
                     Ithaca, NY 14853

A.C. Sigler          Champion              Chairman of the
                     International         Board, CEO and
                     Corporation           Director, Champion
                     1 Champion Plaza      International
                     Stamford, CT 06921    Corporation



D.A. Warner III      J.P. Morgan & Co.,    Chairman of the
                     Inc. &                Board,
                     Morgan Guaranty       President, and Chief
                     Trust Co.             Executive Officer,
                     60 Wall Street        J.P. Morgan & Co.
                     New York, NY 10260    Incorporated and
                                           Morgan
                                           Guaranty Trust
                                           Company



               GENERAL ELECTRIC COMPANY DIRECTORS
                     AND EXECUTIVE OFFICERS

J.F. Welch, Jr.      General Electric      Chairman of the
                     Company               Board and Chief
                     3135 Easton Turnpike  Executive Officer,
                     Fairfield, CT 06431   General Electric
                                           Company

                    GENERAL ELECTRIC COMPANY
                DIRECTORS AND EXECUTIVE OFFICERS


Executive Officers
- ------------------

J.F. Welch, Jr.      General Electric      Chairman of the
                     Company                 Board and Chief
                     3135 Easton Turnpike    Executive Officer
                     Fairfield, CT 06431

P. Fresco            General Electric      Vice Chairman of the
                     Company                 Board and
                     (U.S.A.)                Executive Officer
                     3 Shortlands,

                     Hammersmith
                     London, W6 SBX,
                     England

P.D. Ameen           General Electric      Vice President and
                     Company                 Comptroller
                     3135 Easton Turnpike
                     Fairfield, CT 06431

J.R. Bunt            General Electric      Vice President and
                     Company                 Treasurer
                     3135 Easton Turnpike
                     Fairfield, CT 06431

D.L. Calhoun         General Electric      Vice President -
                     Company                 GE Transportation
                     2901 East Lake Road     Systems
                     Erie, PA 16531

W.J. Conaty          General Electric      Senior Vice
                     Company                 President - Human
                     3135 Easton Turnpike    Resources
                     Fairfield, CT 06431

D.M. Cote            General Electric      Vice President -
                     Company                 GE Appliances
                     3135 Easton Turnpike
                     Fairfield, CT 06431

D.D. Dammerman       General Electric      Senior Vice
                     Company                 President -
                     3135 Easton Turnpike    Finance and Chief
                     Fairfield, CT 06431     Financial Officer


                    GENERAL ELECTRIC COMPANY
                DIRECTORS AND EXECUTIVE OFFICERS

L.S. Edelheit        General Electric      Senior Vice
                     Company                 President -
                     P.O. Box 8              Corporate Research
                     Schenectady, NY         and Development
                     12301

D.F. Frey            General Electric      Vice President and
                     Company                 Chairman &
                     3003 Summer Street      President,
                     Stamford, CT 06905      GE Investments
                                             Corp.

B.W. Heineman, Jr.   General Electric      Senior Vice
                     Company                 President -
                     3135 Easton Turnpike    General Counsel
                     Fairfield, CT 06431     and Secretary

W.J. McNerney, Jr.   General Electric      Senior Vice
                     Company                 President -
                     Nela Park               GE Lighting
                     Cleveland, OH 44122

E.F. Murphy          General Electric      Senior Vice
                     Company                 President -
                     1 Newmann Way           GE Aircraft
                     Cincinnati, OH 05215    Engines

R.L. Nardelli        General Electric      Senior Vice
                     Company                 President -
                     1 River Road            GE Power Systems
                     Schenectady, NY
                     12345

R.W. Nelson          General Electric      Vice President -
                     Company                 Corporate
                     3135 Easton Turnpike    Financial Planning
                     Fairfield, CT 06431     and Analysis

J.D. Opie            General Electric      Vice Chairman of the
                     Company                 Board and
                     3135 Easton Turnpike    Executive Officer
                     Fairfield, CT 06431

                    GENERAL ELECTRIC COMPANY
                DIRECTORS AND EXECUTIVE OFFICERS

G.M. Reiner          General Electric      Senior Vice
                     Company                 President - Chief
                     3135 Easton Turnpike    Information
                     Fairfield, CT 06431     Officer

G.L. Rogers          General Electric      Senior Vice
                     Company                 President -
                     1 Plastics Avenue       GE Plastics
                     Pittsfield, MA 01201

J.W. Rogers          General Electric      Vice President -
                     Company                 GE Motors
                     1635 Broadway
                     Fort Wayne, IN 46801

J.M. Trani           General Electric      Senior Vice
                     Company                 President -
                     P.O. Box 414            GE Medical Systems
                     Milwaukee, WI 53201

L.G. Trotter         General Electric      Vice President -
                     Company                 GE Electrical
                     41 Woodford Avenue      Distribution and
                     Plainville, CT 06062    Control


                                                      Schedule IV


     United States ex rel. Taxpayers Against Fraud and Chester L.
Walsh v. General Electric Company

     On November 15, 1990, an action under the federal False Claims Act 31 U.S.C. Sections 3729-32, was filed under seal against General Electric Company ("GE") in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense (MoD), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

     On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. Section 287 (submitting false claims against the United States), 18 U.S.C.
Section 1957 (engaging in monetary transactions in criminally derived property), and 15 U.S.C. Sections 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. Section 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.